Exhibit 99.2
Sun Life Financial increases quarterly dividend on Common Shares and declares dividend on Preferred Shares
TORONTO (February 8, 2007) — The Board of Directors of Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a quarterly shareholder dividend of $0.32 per common share, payable April 2, 2007 to shareholders of record at the close of business on February 21, 2007. This represents an increase from the $0.30 paid in the previous quarter, bringing the total increase over the past year to 16%. The increase in the common share dividend reflects the Company’s strong financial performance and management’s confidence in the solid progress made in the business operations.
The Board of Directors of Sun Life Financial Inc. also announced quarterly dividends of $0.296875 per Class A Non-Cumulative Preferred Share Series 1; $0.30 per Class A Non-Cumulative Preferred Share Series 2; $0.278125 per Class A Non-Cumulative Preferred Share Series 3 and; $0.278125 per Class A Non-Cumulative Preferred Shares Series 4; and $0.175685 per Class A Non-Cumulative Preferred Share Series 5 payable March 30, 2007 to shareholders of record at the close of business on February 21, 2007.
Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2006, the Sun Life Financial group of companies had total assets under management of $436 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:

Susan Jantzi	Kevin Strain
Senior Manager	Vice-President, Investor Relations
External Communications & Corporate Affairs	Tel: 416-204-8163
Tel: 519-888-3160	investor.relations@sunlife.com
susan.jantzi@sunlife.com